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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2005

Commission File Number:  000-49605

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

1. NR 18, MC and NR 19

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: June 21, 2005 TSX Venture Exchange: CMD Shares Issued: 30,798,590 News Release #05-18

COMMANDER PROVIDES UPDATE ON URANIUM EXPLORATION PROJECT

Commander Resources Ltd. (CMD-TSX Venture) reports that the first phase of its field program of prospecting, sampling and mapping has been completed on the Blue Hills and White Bear uranium properties located near the southwest coast of Newfoundland, 12 to 15 kilometres from a highway leading to the coastal town of Burgeo.  The properties are largely covered by shallow overburden with limited outcrop exposure. Field crews equipped with handheld scintillometers successfully located the main mineral showings in outcrop and boulder fields that were reported and documented by Shell Minerals, and worked by the Central Electricity Generating Board (CEGB) in the early 1980’s.

As part of this first phase program, more than 100 rock chip and channel samples were collected from boulder and outcrop exposures where radiometric anomalies were recorded.  Assays are awaited.

At Blue Hills, seven previously discovered uranium showings were re-located.  The main boulder showing originally discovered by Shell was extensively sampled and, most importantly a bedrock exposure was found.  On this bedrock exposure, which is limited due to moss and overburden cover, anomalous radiometric counts ranging from 500 to 18,000 counts per second (CPS) were recorded over a 5 metre width of highly altered felsic volcanics (18,000 CPS is the top limit of the instrument used).    The other six Blue Hills uranium showings had anomalous radiometric counts ranging from 300 to 18,000 CPS.

On the White Bear River Property, three showings were located, one of which was found to have anomalous radiometric counts ranging from 200 to 12,000 CPS over an outcrop width of 5 metres.  This exposure was followed eastward from the river’s edge for 20 metres before disappearing under thick moss and overburden.

A more detailed description of the individual prospects will be provided once the assay data is available.  For more detail on the past work and underlying agreements for the properties, please refer to news releases dated February 22, 2005, March 29, 2005 and May 26, 2005 which can be found on the Company’s website at www.commanderresources.com.

Bernard Kahlert (P.Eng), V.P. Exploration is the Qualified Person under N.I. 43-101 supervising all aspects of the program.

ON BEHALF OF THE BOARD:

Kenneth E. Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

June 22, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

June 22, 2005

Vancouver Stockwatch

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports the private placement announced on May 27, 2005 has been completed.  The private placement was over-subscribed and a total of 5,093,667 flow-through common shares at a price of $0.24 per share were issued.  The securities are subject to a four month hold period and may not be traded until October 21, 2005.

Finders’ fees were paid in cash as follows:  Canaccord Capital Corporation received $5,796.00, Pacific International received $840.00 and National Bank Financial received $1,344.00.  Dundee Securities Corporation received a finder’s fee of 204,166 common shares.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-19, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of June, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: June 22, 2005 TSX Venture Exchange: CMD Shares Issued: 36,166,333 News Release: #05-19

NON BROKERED FLOW THROUGH FINANCING COMPLETED

Commander Resources Ltd. (CMD-TSX Venture) reports the private placement announced on May 27, 2005 has been completed.  The private placement was over-subscribed and a total of 5,093,667 flow-through common shares at a price of $0.24 per share were issued.  The securities are subject to a four month hold period and may not be traded until October 21, 2005.

Finders’ fees were paid in cash as follows:  Canaccord Capital Corporation received $5,796.00, Pacific International received $840.00 and National Bank Financial received $1,344.00.  Dundee Securities Corporation received a finder’s fee of 204,166 common shares.

The proceeds from the financing will be used for exploration on the Company’s Baffin Island Gold Project, Nunavut and the Newfoundland Uranium Project.

Janice Davies

Corporate Secretary

For further information, please call:
Cathy DiVito, Corporate Communications Commander Resources Ltd.
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: July 8, 2005

/s/  Kenneth E. Leigh

By:___________________________

      Kenneth E. Leigh, President